September 9, 2014

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Ruairi Regan

Re:
Golden Queen Mining Co. Ltd.
Registration Statement on Form S-3
Filed August 21, 2014
File No. 333-198285-

Ladies and Gentlemen:

Pursuant to the phone conference between Golden Queen Mining Co. Ltd.’s (the “Company”) United States legal counsel, Kenneth Sam of Dorsey & Whitney LLP, and Ruairi Regan, we hereby respectfully submit this letter to respond to questions related to the Company’s registration statement on Form S-3 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2014 (File No. 333-198285).

The Company will amend the Registration to incorporate by reference the following current reports on Form 8-K into the Form S-3:

Form 8-K as filed with the SEC on March 28, 2014;

Form 8-K as filed with the SEC on June 9, 2014;

Form 8-K as filed with the SEC on June 12, 2014; and

Form 8-K as filed with the SEC on June 13, 2014.

If you should have any questions regarding the Registration Statement or our response letter, please do not hesitate to contact our legal counsel in relation to this matter, Dorsey & Whitney LLP, Kenneth G. Sam at 303-629-3445.

Sincerely,

Golden Queen Mining Co. Ltd.

/s/ H. Lutz Klingmann

H. Lutz Klingmann
President and Chief Executive Officer